UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41712

CHIJET MOTOR COMPANY, INC.

(Exact name of registrant as specified in its charter)

No. 8, Beijing South Road

Economic & Technological Development Zone, Yantai

Shandong, CN-37 264006

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ANNUAL GENERAL MEETING OF CHIJET MOTOR COMPANY, INC.

On September 25, 2025, CHIJET MOTOR COMPANY, INC. (the “Company”) held its 2025 Annual General Meeting of Shareholders (the “Annual Meeting”).

At the Annual Meeting, the Company’s shareholders approved: (1) that the Company shall undertake an up to 100 for 1 share consolidation of the issued and unissued shares of the Company (the “Range”), such that (i) every up to one hundred (100) class A ordinary shares of a par value of US$0.003 each be consolidated into one (1) class A ordinary share with a par value of not more than US$0.3 each, and (ii) every up to one hundred (100) class B ordinary shares of a par value of US$0.003 each be consolidated into one (1) Class B ordinary share with a par value of not more than US$0.3 each (the “Share Consolidation”), with the exact ratio to be set at a whole number within the Range to be determined by the board of directors of the Company in its sole discretion and such Share Consolidation to be further implemented and effected by the board of directors of the Company; (2) subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands (the “Cayman Registrar”), the name of the Company be changed from “CHIJET MOTOR COMPANY, INC.” to “Digital Currency X Technology Inc.”, with effect from the date of the certificate of incorporation on change of name to be issued by the Cayman Registrar (the “Change of Name”); and (3) subject to the approval of both Resolution 1 and Resolution 2, and entirely conditional upon the effectiveness of the Share Consolidation and Change of Name, the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place with the Third Amended and Restated Memorandum and Articles of Association. The Company also presented to its shareholders financial information for the fiscal year ended December 31, 2024 and afforded the opportunity to discuss Company affairs with management.

The Company will determine the exact ratio within the Range, and implement and announce the effectiveness of the Share Consolidation afterwards. Immediately after the Share Consolidation, each shareholder’s percentage ownership interest in the Company will remain unchanged, except for minor changes and adjustments that will result from the treatment of fractional shares. The rights and privileges of the holders of ordinary shares will be substantially unaffected by the Share Consolidation. The Company’s Third Amended and Restated Memorandum and Articles of Association are attached as Exhibit 3.1 to this Form 6-K.

Exhibits Index

Exhibit No.	Description
3.1	Third Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2025

Chijet Motor Company, Inc.

By:	/s/ Dongchun Fan
Name:	Dongchun Fan
Title:	Chief Financial Officer